                                                                    EXHIBIT 99.1

                              BIOVAIL CORPORATION

                       FIRST QUARTER 2001 INTERIM REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                              BIOVAIL CORPORATION
                       FIRST QUARTER 2001 INTERIM REPORT

                                     INDEX

                                                                PAGE
                                                              --------
FINANCIAL STATEMENTS

  Consolidated Balance Sheets as at March 31, 2001 and
    December 31, 2000.......................................      3
  Consolidated Statements of Retained Earnings (Deficit) for
    the three months ended
    March 31, 2001 and 2000.................................      4
  Consolidated Statements of Income (Loss) for the three
    months ended
    March 31, 2001 and 2000.................................      5
  Consolidated Statements of Cash Flows for the three months ended
    March 31, 2001 and 2000.................................      6
  Condensed Notes to the Consolidated Financial
    Statements..............................................      7

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     12

Quantitative and Qualitative Disclosure about Market Risk...     16

    ALL DOLLAR AMOUNTS IN THIS INTERIM REPORT ARE EXPRESSED IN U.S. DOLLARS.

                              BIOVAIL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                              MARCH 31,    DECEMBER 31,
                                                                 2001          2000
                                                              ----------   -------------
                                                                     (Unaudited)
ASSETS
CURRENT
Cash and cash equivalents...................................  $   49,566    $  125,144
Accounts receivable [note 3]................................      87,178       105,850
Inventories [note 4]........................................      31,845        24,108
Deposits and prepaid expenses...............................      10,727         5,347
                                                              ----------    ----------
                                                                 179,316       260,449
Long-term investments.......................................       2,496         2,454
Property, plant and equipment, net..........................      62,025        52,541
Goodwill, net...............................................     105,385       106,930
Intangible assets, net [note 5].............................   1,006,059     1,027,282
Other assets, net...........................................      11,246        11,311
                                                              ----------    ----------
                                                              $1,366,527    $1,460,967
                                                              ==========    ==========
LIABILITIES
CURRENT
Accounts payable............................................  $   28,871    $   34,683
Accrued liabilities.........................................      46,896        35,452
Income taxes payable........................................       6,151         6,711
Deferred revenue............................................      29,632        26,334
Current portion of long-term obligations [note 6]...........     136,500       182,564
                                                              ----------    ----------
                                                                 248,050       285,744
Deferred revenue............................................      26,700        27,900
Future income taxes.........................................      52,592        52,033
Long-term obligations [note 6]..............................     177,021       256,180
                                                              ----------    ----------
                                                                 504,363       621,857
                                                              ----------    ----------
SHAREHOLDERS' EQUITY
Convertible Subordinated Preferred Equivalent Debentures....     305,651       301,297
Share capital [note 7]......................................     491,914       484,499
Stock options outstanding...................................       3,310         2,810
Warrants....................................................       7,912         7,912
Retained earnings...........................................      55,476        43,067
Cumulative translation adjustment...........................      (2,099)         (475)
                                                              ----------    ----------
                                                                 862,164       839,110
                                                              ----------    ----------
                                                              $1,366,527    $1,460,967
                                                              ==========    ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

             CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                2001        2000
                                                              --------   -----------
                                                                   (Unaudited)
                                                                           [Restated
                                                                          see note 2]
Retained earnings, beginning of period......................  $43,067       $ 13,752
Change in accounting policy for income taxes................    --           (51,848)
Net income (loss) attributable to common
  shareholders..............................................   12,409         (5,055)
                                                              -------       --------
RETAINED EARNINGS (DEFICIT), END OF PERIOD..................  $55,476       $(43,151)
                                                              =======       ========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                2001        2000
                                                              --------   -----------
                                                                   (Unaudited)
                                                                          [Restated
                                                                         see note 2]
REVENUE
Product sales...............................................  $111,927     $ 35,853
Research and development....................................     1,566       12,932
Royalty and licensing.......................................     5,734        3,278
                                                              --------     --------
                                                               119,227       52,063
                                                              --------     --------
EXPENSES
Cost of goods sold..........................................    26,554       11,035
Research and development....................................    24,119       13,957
Selling, general and administrative.........................    37,561       11,556
                                                              --------     --------
                                                                88,234       36,548
                                                              --------     --------
Operating income............................................    30,993       15,515
Interest income (expense), net..............................    (7,309)         184
Premium paid on early extinguishment of U.S. Dollar Senior
  Notes.....................................................     --         (20,039)
                                                              --------     --------
Income (loss) before income taxes...........................    23,684       (4,340)
Provision for (recovery of) income taxes....................     1,859          (78)
                                                              --------     --------
Net income (loss)...........................................    21,825       (4,262)
Interest on Convertible Subordinated Preferred Equivalent
  Debentures................................................    (9,416)        (793)
                                                              --------     --------
NET INCOME (LOSS) ATTRIBUTABLE TO
  COMMON SHAREHOLDERS.......................................  $ 12,409     $ (5,055)
                                                              ========     ========
EARNINGS (LOSS) PER SHARE [note 8]
  Basic.....................................................  $   0.09     $  (0.04)
                                                              ========     ========
  Diluted...................................................  $   0.08     $  (0.04)
                                                              ========     ========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (000S)
  [note 8]
  Basic.....................................................   131,773      125,584
                                                              ========     ========
  Diluted...................................................   148,084      140,522
                                                              ========     ========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2001        2000
                                                              ---------   ---------
                                                                   (Unaudited)
                                                                           [Restated
                                                                          see note 2]
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................................  $  21,825    $  (4,262)
Depreciation and amortization...............................     26,698        7,350
Amortization of discount on long-term obligations...........      3,954       --
Future income taxes.........................................        559         (891)
Compensation cost for employee stock options................        500       --
Premium paid on early extinguishment of U.S. Dollar Senior
  Notes.....................................................     --           20,039
                                                              ---------    ---------
                                                                 53,536       22,236
Change in non-cash operating items [note 9].................     16,857      (22,966)
                                                              ---------    ---------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.............     70,393         (730)
                                                              ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net.............    (12,987)      (3,929)
Additions to intangible assets..............................    (14,002)      --
Reduction in intangible assets..............................      8,750          261
Acquisition of long-term investments........................        (42)      (2,285)
Maturity of short-term investments, net.....................     --           46,346
Proceeds from sale of assets held for disposal..............     --           17,000
                                                              ---------    ---------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES.............    (18,281)      57,393
                                                              ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital...................................      7,415      102,298
Repayments under revolving term credit facility.............    (76,095)      --
Reduction in other long-term obligations....................    (53,820)     (10,651)
Interest paid on Convertible Subordinated Preferred
  Equivalent Debentures.....................................     (5,063)      --
Issuance of Convertible Subordinated Preferred Equivalent
  Debentures, net of financing costs........................     --          290,312
Repurchase of U.S. Dollar Senior Notes......................     --         (141,017)
                                                              ---------    ---------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.............   (127,563)     240,942
                                                              ---------    ---------
Effect of exchange rate changes on cash and cash
  equivalents...............................................       (127)         (21)
                                                              ---------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............    (75,578)     297,584
Cash and cash equivalents, beginning of period..............    125,144      178,086
                                                              ---------    ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $  49,566    $ 475,670
                                                              =========    =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

            CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
 (AMOUNTS FOR THE THREE MONTHS ENDED MARCH 31, 2000 ARE RESTATED -- SEE NOTE 2)
                                  (UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the 2000 annual consolidated financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company's 2000 Annual Report. Certain of the prior year's interim figures have been reclassified to conform to the current interim period's presentation.

    In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2.  ACCOUNTING CHANGES

                                                                           THREE MONTHS ENDED
                                                                  ------------------------------------
                                                                  MARCH 31    JUNE 30    SEPTEMBER 30
                                                                  ---------   --------   -------------
    REVENUE
    As previously reported......................................   $48,141    $61,448       $88,693
    Adjustment [I]..............................................     1,825      1,825         1,825
    Reclassification [II].......................................     2,097      2,897         2,897
                                                                   -------    -------       -------
    As restated.................................................   $52,063    $66,170       $93,415
                                                                   =======    =======       =======
    PROVISION FOR (RECOVERY OF) INCOME TAXES
    As previously reported......................................   $(1,556)   $(2,650)      $(4,562)
    Adjustment [III]............................................     1,478      3,203         6,149
                                                                   -------    -------       -------
    As restated.................................................   $   (78)   $   553       $ 1,587
                                                                   =======    =======       =======
    NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS
    As previously reported......................................   $(5,402)   $21,706       $33,365
    As restated.................................................   $(5,055)   $20,328       $29,041
                                                                   =======    =======       =======
    BASIC EARNINGS (LOSS) PER SHARE
    As previously reported......................................   $ (0.04)   $  0.17       $  0.26
    As restated.................................................   $ (0.04)   $  0.16       $  0.22
                                                                   =======    =======       =======
    DILUTED EARNINGS (LOSS) PER SHARE
    As previously reported......................................   $ (0.04)   $  0.15       $  0.23
    As restated [IV]............................................   $ (0.04)   $  0.14       $  0.20
                                                                   =======    =======       =======

     I. REVENUE ADJUSTMENT

       Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development arrangements are deferred and recognized as revenue on a straight-line basis over the term of the relevant arrangement. License revenue is deferred and recognized on a straight-line basis over the license period. If there are future performance obligations of the Company, or contingent future events relating to the amounts received or receivable under license agreements, revenue attributable to these obligations or future events is deferred and recognized upon the completion of the specific event.

       In the fourth quarter of 2000, the Company implemented the provisions of the U.S. Securities and Exchange Commission's, Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", retroactively to January 1, 1998. These policies are generally accepted under both U.S. and Canadian GAAP. Accordingly, the Company changed its method of accounting

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
 (AMOUNTS FOR THE THREE MONTHS ENDED MARCH 31, 2000 ARE RESTATED -- SEE NOTE 2)
                                  (UNAUDITED)

2.  ACCOUNTING CHANGES (CONTINUED)
       to that described above for up-front research and development, product license and certain other fees. The Company historically recognized these fees as revenues when all the conditions to payment had been met, and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. Previously reported revenue for the 2000 interim periods has been restated to give effect to the change in accounting policy. For the three months ended March 31, 2001, the effect was to increase revenue by $1,575,000.

     II. REVENUE RECLASSIFICATION

       Certain expenses previously deducted from revenue have been reclassified and are now included in selling, general and administrative expenses to conform to the presentation adopted in the 2000 annual consolidated financial statements.

    III. INCOME TAX ADJUSTMENT

       Prior to the issuance of its 2000 annual consolidated financial statements, the Company determined that it had applied an inappropriate tax rate to the 2000 interim periods. Accordingly, the provision for (recovery of) income taxes for the 2000 interim periods has been restated to reflect the Company's actual annual effective rate.

     IV. EARNINGS (LOSS) PER SHARE

       Effective December 31, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants' Handbook
       Section 3500, "Earnings Per Share". Accordingly, earnings per share are calculated based on net income attributable to common shareholders. Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury stock method. The dilutive effect of convertible securities is determined using the "if-converted" method. The new recommendations have been applied retroactively to restate all diluted earnings (loss) per share amounts in these unaudited consolidated financial statements.

3.  ACCOUNTS RECEIVABLE

                                                                  MARCH 31,    DECEMBER 31,
                                                                     2001          2000
                                                                  ----------   -------------
    Trade.......................................................  $   79,796    $   98,442
    Royalties...................................................       4,825         3,565
    Other.......................................................       2,557         3,843
                                                                  ----------    ----------
                                                                  $   87,178    $  105,850
                                                                  ==========    ==========

4.  INVENTORIES

                                                                  MARCH 31,    DECEMBER 31,
                                                                     2001          2000
                                                                  ----------   -------------
    Raw materials...............................................  $    7,342    $    7,140
    Work in process.............................................       6,962         5,079
    Finished goods..............................................      17,541        11,889
                                                                  ----------    ----------
                                                                  $   31,845    $   24,108
                                                                  ==========    ==========

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
 (AMOUNTS FOR THE THREE MONTHS ENDED MARCH 31, 2000 ARE RESTATED -- SEE NOTE 2)
                                  (UNAUDITED)

5.  INTANGIBLE ASSETS

                                                                  MARCH 31,    DECEMBER 31,
                                                                     2001          2000
                                                                  ----------   -------------
    Workforce...................................................  $    7,241    $    7,241
    Core technology.............................................      11,185        11,185
    Acquired research and development...........................     345,894       345,894
    Brand names, product rights and royalty interests...........     688,547       687,096
                                                                  ----------    ----------
                                                                   1,052,867     1,051,416
    Less accumulated amortization...............................      46,808        24,134
                                                                  ----------    ----------
                                                                  $1,006,059    $1,027,282
                                                                  ==========    ==========

    Amortization expense amounted to $22,890,000 and $5,353,000 for the three months ended March 31, 2001 and 2000, respectively.

6.  LONG-TERM OBLIGATIONS

                                                                  MARCH 31,    DECEMBER 31,
                                                                     2001          2000
                                                                  ----------   -------------
    Revolving term credit facility..............................  $  133,905    $  210,000
    Aventis obligation..........................................     122,917       161,828
    Elan obligation.............................................      48,164        58,090
    Deferred compensation.......................................       8,490         8,311
    Non-interest bearing government loan........................      --               470
    Other debt..................................................          45            45
                                                                  ----------    ----------
                                                                     313,521       438,744
    Less current portion........................................     136,500       182,564
                                                                  ----------    ----------
                                                                  $  177,021    $  256,180
                                                                  ==========    ==========

    Interest expense on long-term obligations amounted to $7,887,000 and $3,704,000 for the three months ended March 31, 2001 and 2000, respectively. Interest expense for the three months ended March 31, 2001 includes $3,954,000 related to the amortization of the discount on the Aventis and Elan obligations.

7.  SHARE CAPITAL

    For the three months ended March 31, 2001, 681,151 common shares were issued on the exercise of stock options and through the Company's Employee Stock Purchase Plan. The Company received proceeds of $7,415,000.

    The number of common shares outstanding at March 31, 2001 and December 31, 2000 were 132,142,211 and 131,461,060, respectively.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
 (AMOUNTS FOR THE THREE MONTHS ENDED MARCH 31, 2000 ARE RESTATED -- SEE NOTE 2)
                                  (UNAUDITED)

8.  EARNINGS (LOSS) PER SHARE

    The computation of basic and diluted earnings (loss) per share was as follows:

                                                                     THREE MONTHS
                                                                         ENDED
                                                                       MARCH 31,
                                                                  -------------------
                                                                    2001       2000
                                                                  --------   --------
    BASIC EARNINGS (LOSS) PER SHARE
    Net income (loss) attributable to common shareholders.......  $ 12,409   $ (5,055)
    Weighted average number of common shares
      outstanding (000s)........................................   131,773    125,584
                                                                  --------   --------
    Basic earnings (loss) per share.............................  $   0.09   $  (0.04)
                                                                  --------   --------
    DILUTED EARNINGS (LOSS) PER SHARE
    Net income (loss) attributable to common shareholders.......  $ 12,409   $ (5,055)
    Weighted average number of common shares
      outstanding (000s)........................................   131,773    125,584
    Dilutive effect of warrants and stock options (000s)........    16,311      --
                                                                  --------   --------
    Adjusted weighted average number of common shares
      outstanding (000s)........................................   148,084    125,584
                                                                  --------   --------
    Diluted earnings (loss) per share...........................  $   0.08   $  (0.04)
                                                                  ========   ========

    For the three months ended March 31, 2000, all warrants and stock options were excluded for the calculation of diluted loss per share because the effect would have been anti-dilutive. The potential dilutive effect of warrants and stock options on the weighted average number of common shares outstanding was as follows:

                                                                     THREE MONTHS
                                                                         ENDED
                                                                       MARCH 31,
                                                                  -------------------
                                                                    2001       2000
                                                                  --------   --------
    Weighted average number of common shares
      outstanding (000s)........................................  131,773    125,584
    Dilutive effect of warrants (000s)..........................   10,718      9,400
    Dilutive effect of stock options (000s).....................    5,593      5,538
                                                                  -------    -------
    Adjusted weighted average number of common shares
      outstanding (000s)........................................  148,084    140,522
                                                                  =======    =======

    For both periods presented, the Convertible Subordinated Preferred Equivalent Debentures have been excluded from the calculation of diluted earnings (loss) per share because the effect would have been anti-dilutive.

9.  CHANGE IN NON-CASH OPERATING ITEMS

                                                                     THREE MONTHS
                                                                         ENDED
                                                                       MARCH 31,
                                                                  -------------------
                                                                    2001       2000
                                                                  --------   --------
    Accounts receivable.........................................  $18,730    $(12,340)
    Inventories.................................................   (7,714)     (5,550)
    Deposits and prepaid expenses...............................   (5,380)      1,188
    Accounts payable and accrued liabilities....................    9,681      (3,689)
    Income taxes payable........................................     (558)       (261)
    Deferred revenue............................................    2,098      (2,314)
                                                                  -------    --------
                                                                  $16,857    $(22,966)
                                                                  =======    ========

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
 (AMOUNTS FOR THE THREE MONTHS ENDED MARCH 31, 2000 ARE RESTATED -- SEE NOTE 2)
                                  (UNAUDITED)

10. RELATED PARTY TRANSACTIONS

    In March 2001, the Company loaned $600,000 to an executive officer of the Company. The loan is secured by a mortgage/charge on the officer's personal residence. The loan does not bear interest until March 1, 2004 and, thereafter, bears interest at a rate equal to the Company's rate of borrowing. The loan is due on the earlier of the termination of employment or March 31, 2008.

11. SEGMENTED INFORMATION

    Organizationally, the Company's operations consist of three segments -- Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

    The PRODUCT SALES segment covers sales of production from the Company's Puerto Rican and Canadian facilities, and sales of proprietary and in-licensed branded products by the Company's sales and marketing operations.

    The RESEARCH AND DEVELOPMENT segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including Intelligent Polymers Limited prior to September 29, 2000, and product development milestone fees.

    The ROYALTY AND LICENSING segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

    INFORMATION BY REPORTABLE SEGMENTS

                                                                         THREE MONTHS ENDED MARCH 31, 2001
                                                                  ------------------------------------------------
                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
                                                                   SALES     DEVELOPMENT     LICENSING     TOTAL
                                                                  --------   ------------   -----------   --------
    Revenue from external customers.............................  $111,927     $ 1,566        $5,734      $119,227
                                                                  --------     -------        ------      --------
    Segment operating income (loss).............................    54,156     (23,852)        5,647        35,951

    UNALLOCATED AMOUNTS
    Selling, general and administrative expenses................                                            (4,958)
    Interest expense, net.......................................                                            (7,309)
                                                                                                          --------
    Income before income taxes..................................                                          $ 23,684
                                                                                                          ========

                                                                         THREE MONTHS ENDED MARCH 31, 2000
                                                                  ------------------------------------------------
                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
                                                                   SALES     DEVELOPMENT     LICENSING     TOTAL
                                                                  --------   ------------   -----------   --------
    Revenue from external customers.............................  $ 35,853     $12,932        $3,278      $ 52,063
                                                                  --------     -------        ------      --------
    Segment operating income (loss).............................    16,588      (2,553)        3,238        17,273

    UNALLOCATED AMOUNTS
    Selling, general and administrative expenses................                                            (1,758)
    Interest income, net........................................                                               184
    Premium paid on early extinguishment of U.S. Dollar Senior
      Notes.....................................................                                           (20,039)
                                                                                                          --------
    Loss before income taxes....................................                                          $ (4,340)
                                                                                                          ========

                              BIOVAIL CORPORATION
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto included in our 2000 Annual Report.

                                    OVERVIEW

    Our results for the first quarter 2001 reflected the impact of the strategic business acquisitions completed during 2000. Most notably the increase in our product sales reflected the addition of the Cardizem-Registered Trademark-product line ("Cardizem-Registered Trademark-") which we acquired from Aventis Pharmaceuticals Inc. ("Aventis"). Cardizem-Registered Trademark- is being marketed in Canada through Crystaal, and in the United States through Biovail Pharmaceuticals, Inc. ("Biovail Pharmaceuticals"), formerly DJ Pharma, Inc. ("DJ Pharma") which we acquired in October 2000. In addition to Cardizem-Registered Trademark-, our first quarter 2001 product sales included the incremental revenue from Biovail Pharmaceuticals' existing product portfolio. The decline in research and development revenue reflected our December 2000 acquisition of Intelligent Polymers Limited ("Intelligent Polymers") and its development pipeline of branded generic products, which we were developing on their behalf prior to September 29, 2000.

    Our revenues are derived from sales of pharmaceutical products, providing research and development services, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for our licensees, direct marketing in Canada and the United States of proprietary and in-licensed products, and revenue derived from product co-promotion. Research and development revenues relate to product development activity on behalf of third parties, and pharmaceutical contract research services. Royalties primarily arise on sales of the products we developed. License fees are derived from the license of our technologies or product rights.

                               ACCOUNTING CHANGES

    The following MD&A and the unaudited consolidated financial statements reflect the following accounting changes:

REVENUE RECOGNITION

    We have adopted the U.S. Securities and Exchange Commission's ("SEC"), Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", retroactively applied to January 1, 1998. These policies are generally accepted under both U.S. and Canadian GAAP. Accordingly, we have changed our revenue recognition accounting policy for up-front research and development, product license and certain other fees. Historically, we had recognized these fees as revenues when all the conditions to payment had been met, and there were no further performance contingencies or conditions to our receipt of payment. These fees were not creditable against future payments. For the three months ended March 31, 2001 and 2000, the effect was to increase revenue by $1.6 million and $1.8 million, respectively.

INCOME TAXES

    Prior to the issuance of our 2000 audited consolidated financial statements, we determined that we had applied an inappropriate tax rate to the 2000 interim periods. Accordingly, the provisions for (recovery of) income taxes in the 2000 interim periods have been restated to reflect our actual annual effective rate. The effect for the three months ended March 31, 2000 was a $1.5 million reduction in the recovery of income taxes.

EARNINGS PER SHARE

    Effective December 31, 2000, we adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the calculation of earnings per share. Under the new recommendations, basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. We applied the new recommendations retroactively to restate all diluted earnings (loss) per share amounts in this MD&A, and in the unaudited consolidated financial statements.

                             RESULTS OF OPERATIONS

    Total revenue for the first quarter 2001 was $119.2 million, an increase of $67.1 million or 129% from $52.1 million for the first quarter 2000. Net income attributable to common shareholders for the first quarter 2001 was $12.4 million, or diluted earnings per share of $0.08, compared to a net loss attributable to common shareholders of $5.1 million, or diluted loss per share of $0.04, for the first quarter 2000.

    The results for the first quarter 2000 include a charge of $20.0 million for the premium paid to extinguish our 10 7/8% U.S. Dollar Senior Notes (the "Senior Notes"). Excluding this charge, net income attributable to common shareholders for the first quarter 2000 would have been $15.0 million, or diluted earnings per share of $0.11.

                                    REVENUE

PRODUCT SALES

    Product sales for the first quarter 2001 were $111.9 million compared to $35.9 million for the first quarter 2000, an increase of $76.0 million or 212%. The increase in product sales was due to a combination of the contribution from Cardizem-Registered Trademark-, incremental revenue from Biovail Pharmaceuticals' Dura-Vent, Rondec and Cedax products, and strong sales from our generic product portfolio, which were favourably impacted by the February 2001 launch of Procardia XL 30mg dosage and the 2000 launches of Voltaren XR, Adalat CC 30mg and 60mg dosages, and Procardia XL 60mg dosage.

    Product sales were negatively impacted by lost sales of Biovail Pharmaceuticals' Keftab product. On March 7, 2001, Eli Lilly & Company ("Eli Lilly") announced a voluntary recall of Keftab tablets because of undefined problems with stability. We believe Eli Lilly is responsible for manufacturing and supplying acceptable products to us, as well as for the cost of the recall.

RESEARCH AND DEVELOPMENT

    Research and development revenue for the first quarter 2001 was $1.6 million, a decline of $11.3 million or 88% from $12.9 million for the first quarter 2000. This decline reflects our acquisition of Intelligent Polymers in December 2000, and the elimination of revenue from development activities performed on their behalf. We earned revenue of $11.0 million from Intelligent Polymers in the first quarter of 2000.

ROYALTY AND LICENSING

    Net royalty and licensing revenue for the first quarter 2001 was $5.7 million compared to $3.3 million for the first quarter 2000, an increase of $2.4 million or 75%. In both quarters, most of our royalties were derived from sales of Tiazac-Registered Trademark- to Forest Laboratories Inc. The increase in the first quarter of 2001 reflected higher Tiazac-Registered Trademark-product sales, and the inclusion of a royalty associated with sales of Cardizem-Registered Trademark- by a third party.

                               OPERATING EXPENSES

COST OF GOODS SOLD AND GROSS MARGINS

    Cost of goods sold was $26.6 million for the first quarter 2001 compared to $11.0 million for the first quarter 2000. The $15.6 million, or 141%, quarter over quarter increase was the result of increased product sales volumes from the addition of Cardizem-Registered Trademark-, Biovail Pharmaceuticals' products, and generic product launches.

    Gross margins based on product sales for the first quarter 2001 and 2000 were 76% and 69%, respectively. Our gross margins are impacted quarter to quarter by sales volumes, pricing, product mix and manufacturing volumes. The increase in gross margin for the first quarter 2001 compared to the first quarter 2000 reflected the positive impact of Cardizem-Registered Trademark-sales, and the inclusion of Biovail Pharmaceuticals' directly marketed products.

RESEARCH AND DEVELOPMENT

    Research and development expenses for the first quarter 2001 were $24.1 million compared $14.0 million for the first quarter 2000. Research and development expenses reflected direct spending on the development of branded generic and generic products, and rapid dissolve products utilizing our FlashDose technology. Research and development expenses also include the amortization of acquired research and development resulting from the acquisitions of Fuisz and Intelligent Polymers. The quarter over quarter increase of $10.1 million or 73% was due to the amortization of Intelligent Polymer's acquired research and development that amounted to $10.4 million. Excluding this amortization, the slight quarter over quarter decline in the research and development expenses reflected a reduction in overhead costs at Biovail Technologies Ltd., formerly Fuisz, following a period of transition and integration in the first quarter of 2000.

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses for the first quarter 2001 were $37.6 million, an increase of $26.0 or 225% from $11.6 million in the first quarter 2000. The increase in selling, general and administrative expenses reflected the acquisitions of, and the related amortization expense associated with, DJ Pharma and Cardizem-Registered Trademark-.

                              NON-OPERATING ITEMS

INTEREST INCOME AND EXPENSE

    For the first quarter 2001, net interest income of $7.3 million was comprised of interest expense of $7.9 million net of interest income of $578,000, compared to net interest income of $184,000 for the first quarter of 2000, comprised of interest income of $3.9 million net of interest expense of $3.7 million. Interest expense excluded interest on the Convertible Subordinated Preferred Equivalent Debentures (the "Debentures"), which was deducted from net income (loss) to determine net income (loss) attributable to common shareholders.

    The increase in interest expense primarily reflected interest on advances under our revolving term Senior Secured Credit Facility (the "Credit Facility") and the amortization of the discount on the obligation to Aventis for Cardizem-Registered Trademark-.

    The decrease in interest income reflected a decline in the average size of our investment portfolio following the acquisitions of DJ Pharma and Intelligent Polymers in the fourth quarter of 2000, and after the first quarterly instalment payment to Aventis and repayments made under the Credit Facility in the first quarter of 2001.

PREMIUM PAID ON EARLY EXTINGUISHMENT OF U.S. DOLLAR SENIOR NOTES

    The total consideration paid to repurchase our Senior Notes was $141.0 million of which $16.0 million was an inducement premium to the holders. As a result of this transaction, we replaced our high yield debt with convertible debt at a significantly lower cost of borrowing. The amount reported in the first quarter 2000 included the premium paid, and $4.0 million of deferred financing costs associated with the Senior Notes that were written-off.

INCOME TAXES

    Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded a provision for income taxes of $1.9 million in the first quarter of 2001, and a recovery of income taxes of $78,000 in the first quarter of 2000. These provisions included a $891,000 reversal of the future tax liability related to Fuisz's acquired research and development. Excluding the reversal, the provision for income tax reflected effective tax rates on income before taxes, excluding non-deductible amounts, of approximately 9% and 6% in the first quarter 2001 and 2000, respectively. The low effective tax rate reflected that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. The benefit of tax losses historically incurred by our Canadian operations has not been recognized for accounting purposes to date. With our acquisitions of DJ Pharma and Fuisz we have experienced some upward movement in our effective tax rate, as these operations earn income predominately in the United States.

INTEREST ON CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

    The value of the Debentures is comprised of the holder conversion option and the interest and principal components. The interest and principal components were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time the Debentures were issued, with the residual amount being ascribed to the holder conversion option. The present value of the interest and principal components are being accreted to the face value of the payments over the three-year period preceding the first redemption date on March 31, 2003.

    Interest on the Debentures was comprised on cash interest paid of $5.1 million, and the accretion of the principal and interest components of $4.3 million.

                                     EBITDA

    EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, and excluding the premium paid, increased by $34.8 million or 152% to $57.7 million for the first quarter 2001 from $22.9 million for the first quarter 2000.

                        LIQUIDITY AND CAPITAL RESOURCES

    At March 31, 2001, we had cash and cash equivalents of $49.6 million compared to cash and cash equivalents of $125.1 million at December 31, 2000. In December 2000, we arranged a $300 million Credit Facility that, subject certain covenants, permits us to borrow funds for general corporate purposes including acquisitions.

    At March 31, 2001, we had total long-term obligations of $313.5 million, including the current portion thereof. Long-term obligations consisted of the $133.9 million drawn on the Credit Facility, $122.9 million discounted amount owing to Aventis for Cardizem-Registered Trademark-, $48.2 million discounted amount owing to Elan Corporation, plc ("Elan") for the exclusive marketing rights to generic Adalat CC 30mg, and $8.5 million of other obligations. At December 31, 2000, we had $438.7 million of long-term obligations, including the current portion thereof, which consisted of $210 million drawn on the Credit Facility, $161.8 million discounted amount owing to Aventis, $58.1 million discounted amount owing to Elan, and $8.8 million of other obligations.

    Also at March 31, 2001 and at December 31, 2000, we had $300.0 million face value of Debentures outstanding, which are due March 31, 2025. The Debentures are presented within shareholders' equity to reflect our option to pay the interest and principal using the proceeds from the sale of our common shares or other equity securities. The Debentures are convertible at any time into our common shares at $30.337 per common share, and may be redeemed at our option beginning on March 31, 2003 at prescribed redemption prices. We have the special right to redeem the Debentures if the trading price of our common shares equals or exceeds $45.505 on the New York Stock Exchange for a specified period, subject to certain restrictions. Interest on the Debentures is payable quarterly in arrears. Subject to certain conditions, we have the right to defer the payment of interest for up to twenty consecutive quarters. Interest and principal are payable in cash or, at our option, using the proceeds from the sale of our common shares or other equity securities.

    At March 31, 2001, our working capital ratio was 0.7:1 compared to 0.9:1 at December 31, 2000. This decline was primarily due to a lower cash and cash equivalents balance reflecting repayments made under the Credit Facility.

    Cash provided by operating activities, after changes in non-cash operating items, was $70.4 million for the first quarter 2001 compared to cash used in operating activities of $730,000 for the first quarter 2000. This increase reflects net income, after adjustments for non-cash items, of $53.5 million for the first quarter 2001 compared to $22.2 million in the first quarter 2000. Changes in non-cash operating items provided cash of $16.9 million in the first quarter of 2001, and used cash of $23.0 million in the first quarter of 2000.

    Net cash used in investing activities was $18.3 million for the first quarter 2001 compared to cash provided by investing activities of $57.4 million for the first quarter 2000. Additions to property, plant and equipment were $13.0 million and $3.9 million in the first quarter of 2001 and 2000, respectively. Additions in the first quarter of 2001 included the payment of the remaining purchase price of $10 million for the Dorado, Puerto Rico, pharmaceutical manufacturing facility. We settled $4.0 million of acquisition costs related to Cardizem-Registered Trademark-, and acquired other product rights for $10.0 million in the first quarter of 2001, offset by $8.8 million recovered from Elan as a reduction to the minimum license payments otherwise payable under the Adalat CC 30mg marketing agreement. The net activity in short-term investments provided cash of $46.3 million in the first quarter of 2000. During 2000, as our short-term investments matured we generally converted them into cash equivalents with original maturities of 90 days or less. In the first quarter of 2000, we received proceeds of $17 million on the disposal of Clonmel Healthcare Limited, a subsidiary of Fuisz.

    Net cash used in financing activities was $127.6 million for the first quarter 2001 compared to cash provided by financing activities of $240.9 million for the first quarter 2000. Proceeds from issue of common shares on the exercise of stock options and through our Employee Stock Purchase Plan were $7.4 million and $6.2 million for the first quarter of 2001 and 2000, respectively. Net proceeds from the concurrent offering in March 2000 were $96.1 million from the issue of common shares, and $290.3 million from the issue of Debentures. A portion of these proceeds was used to repurchase our Senior Notes for $141.0 million. In the first quarter of 2001, we repaid $76.1 million under our Credit Facility, and $53.8 million of other long-term obligations, including the first quarterly instalment to Aventis of $42.5 million and $10.9 million to Elan. In the first quarter of 2000, we repaid the debt assumed on the acquisition of Fuisz and other long-term obligations of $10.7 million. We paid interest of $5.1 million on the Debentures in the first quarter of 2001.

    Overall, our cash and cash equivalents decreased by $75.6 million in the first quarter of 2001, and increased by $297.6 million in the first quarter of 2000.

    We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements, investment objectives, and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives.

           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We do not use derivative financial instruments for speculative or trading purposes.

    Inflation has not had a significant impact on our results of operations.

FOREIGN CURRENCY RISK

    We operate internationally, however a substantial portion of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not believe we have a material exposure to foreign currency risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar. A 10% adverse change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

INTEREST RATE RISK

    The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade commercial paper and U.S. government treasury bills with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on our investment portfolio.

    We are exposed to interest rate risk on borrowings from our Credit Facility. The Credit Facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the Credit Facility, a 100 basis-point adverse change in interest rates would increase interest expense by approximately $2 million on an annual basis. This risk is mitigated by our ability, at our option, to lock in a rate of interest for a period of up to one year.

    The interest rate on our Debentures is fixed and therefore not subject to interest rate risk. Likewise, the imputed rate of interest used to discount our long-term obligations to Aventis and Elan is fixed and therefore not subject to interest rate risk.

EQUITY MARKET PRICE RISK

    We are exposed to equity market price risks on our long-term, available-for-sale investments in traded companies. We do not hold significant investments in these types of securities, and therefore our equity market price risk is not material. Therefore, a 10% adverse change in equity market prices would not have a material effect on our financial position.

                           FORWARD LOOKING STATEMENTS

    To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to our business. Many of the significant risks related to our business are described in Item 1 of our Form 20-F filing with the SEC.